Exhibit 99.2

SATIXFY COMMUNICATIONS LTD. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. 21405 SatixFy Communications Proxy Card REV2Front YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on January 11 , 2023 . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED CONTROL NUMBER Signature Signature, if held jointly Date , 2022 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. 1 . To ratify the election of Mr . Moshe Eisenberg as an external director of the Company for a three - year term subject to, and in accordance with, the Israeli Companies Law – 1999 (the “Companies Law”) Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 1 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)? 2 . To ratify the election of Mr . Yoram Stettiner as an external director of the Company for a three - year term subject to, and in accordance with, the Companies Law . Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 2 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)? PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2. Please mark lik e this X your votes FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN

21405_SatixFy Communications Proxy Card REV2 Back Important Notice Regarding the Internet Availability of Proxy Materials for the Meeting of Shareholders To view the Proxy Statement and to Attend the Meeting of Shareholders, please go to: https://www .cstprox y.com/satixfy/2022 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS SATIXFY COMMUNICATIONS LTD. The undersigned appoints David (Dudi) Ripstein and/or Oren Harari, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of SatixFy Communications Ltd . held of record by the undersigned at the close of business on December 5 , 2022 at the Meeting of Shareholders of SatixFy Communications Ltd . to be held on January 12 , 2023 , or at any adjournment thereof . THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED . IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1 AND PROPOSAL 2 , AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OF SHAREHOLDERS . THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS . (Continued and to be marked, dated and signed, on the other side) FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED